Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Acasti Phama Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT that the annual and special meeting of the shareholders (the “Meeting”) of the Corporation will be held at Hotel Hilton Montréal-Laval, 2225, Autoroute des Laurentides, Laval, Québec, H7S 1Z6 on June 19, 2014 at 1:30 p.m., for the following purposes:

1.	To receive the financial statements of the Corporation for the financial year ended February 28, 2014 and the auditors’ report thereon;

2.
To consider and, if deemed advisable, to pass, with or without variation, a special resolution (the full text of which is set out in the accompanying management information circular) to amend the Corporation’s articles to increase the maximum number of directors from nine to ten;

3.	To elect the directors of the Corporation for the ensuing year;

4.	To appoint the auditors for the ensuing year and to authorize the directors of the Corporation to fix their compensation;

5.
To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management information circular) ratifying and confirming the Corporation’s existing 10% rolling stock option plan, and related matters; and

6.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Laval, Québec, May 22, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Denis

Dr. Ronald Denis
Chairman of the Board of Directors

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established April 30, 2014 as the record date for the purpose of determining the Corporation’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Management Proxy Circular.

MANAGEMENT PROXY CIRCULAR

Unless otherwise indicated, the following information is given as at May 22, 2014 and all amounts in dollars refer to Canadian currency.

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (this “Circular”) is provided in connection with the solicitation by the management of Acasti Pharma Inc. (the “Corporation” or “Acasti”) of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the “Meeting”) to be held at Hotel Hilton Montréal-Laval, 2225, Autoroute des Laurentides, Laval, Québec, H7S 1Z6 on June 19, 2014 at 1:30 p.m. and all adjournments thereof for the purposes set out in the accompanying notice of Meeting (the “Notice of Meeting”). It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, fax, email or in person. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder of the Corporation who is entitled to vote at the Meeting (a “Shareholder”) is entitled to appoint a person, who need not be a shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof. The instrument appointing a proxy-holder must be executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporate body, by its authorized officer or officers.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Secretary or the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof or by the Shareholder personally attending the meeting and voting its shares.

EXERCISE OF DISCRETION BY PROXIES

All Class “A” shares of the Corporation (the “Common Shares”) represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote IN FAVOUR of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such Common Shares will be voted by the persons so designated at their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)
in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Management Proxy Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, and often use a service Corporation for this purpose. Non-Registered Shareholders will either:

(a)
typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service Corporation, will constitute voting instructions which the Intermediary must follow. The Non-Registered Shareholder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Corporation in accordance with the instructions of the Intermediary or service Corporation. In certain cases, the Non-Registered Shareholder may provide such voting instructions to the Intermediary or its service Corporation through the Internet or through a toll-free telephone number; or

(b)
less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own.

Should a Non-Registered Shareholder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), such Non-Registered Shareholder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service Corporation. Should a Non-Registered Shareholder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Shareholder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out at (b) above.

In all cases, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Shareholder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

VOTING SHARES

The Corporation’s authorized capital consists of an unlimited number of no par value Common Shares and an unlimited number of no par value Class B, Class C, Class D and Class E preferred shares (collectively the “Preferred Shares”), issuable in one or more series.

As at April 30, 2014, there were a total of 105,862,179 Common Shares issued and outstanding and no Preferred Shares issued and outstanding. Each Common Share entitles its holder to one (1) vote.

The by-laws of the Corporation provide that during any meeting of the shareholders, the attendance, in person or by proxy, of the shareholders representing ten percent (10%) of the Common Shares shall constitute a quorum.

RECORD DATE

Shareholders registered as at April 30, 2014 (the “Record Date”) are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend and vote, deliver their proxies at the place and within the time set forth in this Circular.

PRINCIPAL SHAREHOLDERS

Other than as set forth below, as at April 30, 2014, to the best knowledge of the Corporation, no corporation and no director or executive officer of the Corporation or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Corporation’s Common Shares.

Name and address of Shareholder	Number of Common Shares held	% of Voting Rights represented by the Common Shares
Neptune Technologies & Bioressources Inc. (“Neptune”)(1)	51,942,183	49.07

(1)	Neptune is also the parent company of its subsidiary NeuroBiopharm Inc. (“NeuroBiopharm”).

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Corporation’s knowledge, no one who has been a (i) director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year; (ii) a proposed nominee for election as a director of the Corporation and (iii) an associate or affiliate of the persons or Companies listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon other than the election of directors and the interest of those individuals listed above who are eligible participants in the Amended Stock Option Plan, the Equity Incentive Plan and the adoption of such plans.

PARTICULARS OF MATTERS TO BE ACTED UPON

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the financial year of the Corporation ended February 28, 2014 and the report of the auditors thereon will be placed before the Meeting. The annual financial statements of the Corporation are included in the Corporation’s 2014 Annual Report (the “Annual Report”) which was mailed to shareholders who requested a copy of the Annual Report and is also available on SEDAR at www.sedar.com.

AMENDMENT TO ARTICLES

The Corporation’s articles currently provide that the board of directors of the Corporation (the “Board” or the “Board of Directors”) must consist of a maximum of nine directors. The Board has considered issues relating to its size and determined that the maximum size of the Board should be increased to ten directors.

The Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve the following special resolution:

“RESOLVED THAT:

1.	The articles of Acasti (the “Corporation”) be amended to increase the maximum number of directors from nine to ten.

2.
Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this special resolution, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

Pursuant to the Business Corporations Act (Québec), to be adopted, the special resolution approving the amendment to the Corporation’s articles must be approved by at least a majority of not less than two/thirds of the votes cast (66 2/3%) at the Meeting in person or by proxy be cast FOR the special resolution.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE SPECIAL RESOLUTION APPROVING THE AMENDMENT TO THE CORPORATION’S ARTICLES IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE SPECIAL RESOLUTION APPROVING THE AMENDMENT TO THE CORPORATION’S ARTICLES.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the special resolution approving the amendment to the Corporation’s articles.

ELECTION OF DIRECTORS

The Corporation’s articles currently provide that the Board of Directors may consist of a maximum of nine directors and, if amended as described above, will provide that the Board may consist of a maximum of ten directors. The Board has determined to nominate each of the seven persons listed below for election as a director at the Meeting. The Corporation’s Board is currently composed of six directors. The Board recommends that Shareholders vote FOR the election of each of the seven nominees as directors.

The persons named in the enclosed form of proxy intend to vote for the election of the seven nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as a director of the Corporation. However, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors.

The directors are appointed at each annual meeting of the Shareholders to hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. The directors hold office for a term expiring at the conclusion of the next annual meeting of Shareholders or until their successors are elected or appointed and will be eligible for re-election. A director appointed by the Board between meetings of Shareholders or to fill a vacancy will be appointed for a term expiring at the conclusion of the next annual meeting or until his or her successor is elected or appointed and will be eligible for election or re-election.

Nominees for Election as Director

The following table sets out the name and the province and country of residence of each of the persons proposed for election as directors, and all other positions and offices with the Corporation held by such person, his or her principal occupation, the year in which the person became a director of the Corporation, and the number of Common Shares of the Corporation that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province and country of residence of each director and proposed director	Principal Occupation	First year as director	Number of Common Shares beneficially owned or controlled or directed by each proposed director
Ronald Denis Québec, Canada Chairman of the Board of Directors and Director	Chief of Surgery at Hôpital du Sacré-Coeur in Montréal	2008	55,833
Valier Boivin Québec, Canada Director	President of VMCAP Inc.	2013	3,333
Harlan W. Waksal New York, United States Director	Vice-President, Business and Scientific Affairs at Acasti Pharma Inc.	2013	792,033
Reed V. Tuckson Washington, United States Director	Managing Director, Tuckson Health Connections, LLC	2013(1)	7,299
Jerald J. Wenker California, United States	President and Chief Operating Officer, Dermalogica	-	-
Pierre Fitzgibbon Québec, Canada	President and Chief Executive Officer of Atrium Innovations Inc.	-	-
Adrian Montgomery Ontario, Canada	Chief Investment Officer of Tuckamore Capital	-	-

(1) Dr. Tuckson was appointed on the Board of Directors of the Corporation on November 5, 2013.

The information as to the number of Common Shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information, is not within the knowledge of the Corporation and has been furnished by the respective nominees individually.

The following is a brief biography of the nominees:

Dr. Ronald Denis – Chairman of the Board of Directors and Director

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Valier Boivin – Director

Mr. Valier Boivin holds a bachelor’s degree in Economic and Administrative Sciences (UQAC-1973), a master’s degree in Taxation (Université de Sherbrooke, 1978) and a law degree (Université de Montréal, 1985). He has also been a member of the “Barreau du Québec” since 1986 and the “Ordre des comptables agréés du Québec” since 1974. He held the position of Professor at the Université du Québec à Chicoutimi until 1978 and then joined the master’s degree in taxation program as Professor at the Université de Sherbrooke until 1987. Founder (in 1987) of Boivin O’Neil, s.e.n.c., he also practices business law. Specialized in mergers & acquisitions and corporate financing, he acts as legal and strategic counsel to many private and public companies. Since January 2009, he has occupied the position of President of the regional economic intervention fund, FIER Ville-Marie, L.P. Mr. Boivin is also socially involved with various professional associations, non-profit organizations and charitable foundations.

Dr. Harlan W. Waksal – Director

Dr. Harlan W. Waksal is a retired physician. Dr. Waksal is the Vice-President, Business and Scientific Affairs at Acasti. He received his B.A. from Oberlin College and M.D. from Tufts University School of Medicine, and his post graduate training in Internal Medicine and in Pathology. In addition, he did research in immunology at the Weizmann Institute of Science. Dr. Waksal was a founder of Imclone Systems Incorporated; a New York based pharmaceutical company specializing in developing new treatment for various forms of cancer. He served as the Chief Operating Officer and member of the Board of Directors from 1986 until 2001 and as President/CEO from 2001 until 2002. During his tenure, he was responsible for building the scientific and operation infrastructure of the company. Dr. Waksal is the author of over 50 scientific publications and has been the author of multiple patents and patent applications. His current activities are focused on managing various real estate developments and serving on select Board of Directors. Dr. Waksal currently serves on the Boards of the Oberlin College, Senesco Technologies, Inc. He also serves on the Advisory Board of Northern Rivers Funds.

Dr. Reed V. Tuckson – Director

Dr. Tuckson is a graduate of Howard University, Georgetown University School of Medicine, and the Hospital of the University of Pennsylvania's General Internal Medicine Residency and Fellowship Programs, where he was also a Robert Wood Johnson Foundation Clinical Scholar studying at the Wharton School of Business. Dr. Tuckson is currently the Managing Director of Tuckson Health Connections, LLC, a health and medical care consulting business. Previously, he served a long tenure as Executive Vice President and Chief of Medical Affairs for UnitedHealth Group, a Fortune 25 health and well-being company. Dr. Tuckson is member of the Advisory Committee to the Director of the National Institutes of Health and is also an active member of the Institute of Medicine of the National Academy of Sciences. He also serves on the Boards of the American Telemedicine Association, Howard University and Cell Therapeutics Inc., a public corporation.

Jerald J. Wenker – Proposed Director

Mr. Wenker is currently President and Chief Operating Officer of Dermalogica, a leading professional skin care company based in the United States. Previously, he was President of Ther-Rx Corporation, the branded division of KV Pharmaceuticals. Prior to Ther-Rx, Mr. Wenker worked at Abbott Laboratories for approximately 15 years where he held several executive roles in such areas as commercial and marketing management, strategic planning, licensing and new business development as well as new product development. Mr. Wenker holds a Master of Science in Marketing from Northwestern University’s J.L. Kellogg Graduate School of Management.

Pierre Fitzgibbon – Proposed Director

Mr. Fitzgibbon is the President and Chief Executive Officer of Atrium Innovations Inc., a leader in the development, manufacturing and marketing of added value products for the health and nutrition industry, which was recently sold to corporations backed by the Permira funds in a transaction valued at over $1.1 billion. Prior to joining Atrium Innovations, Mr. Fitzgibbon was Vice-Chairman of National Bank Financial and Senior Vice-President, Finance, Technology and Corporate Affairs at National Bank of Canada. He holds a bachelor’s degree in business administration from the École des hautes études commerciales of Montreal and a certificate in general management from Harvard Business School. Mr. Fitzgibbon currently serves on the board of directors of other corporations.

Adrian Montgomery – Proposed Director

Mr. Montgomery is the Chief Investment Officer of Tuckamore Capital, a publicly-traded company that has invested approximately $700 million in successful private businesses since its inception in 2005. Prior to joining Tuckamore, he headed business development at Rogers Media Inc. Mr. Montgomery is a lawyer and member of the New York State Bar and currently serves on the boards of Epsilon Energy, a TSX-listed Company, and the Toronto East General Hospital Foundation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, to the knowledge of the Corporation, none of the proposed directors of the Corporation is, or has been, as at the date of this Circular or within the ten years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that:

(a)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set forth below, to the knowledge of the Corporation, none of the proposed directors of the Corporation:

(a)
is, or has been, as at the date of this Circular or within the ten years prior to the date of this Circular, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Boivin was director of Toptent Inc. when it filed, on December 16, 2009, a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act and, as a result, Toptent Inc. was subject to a cease trade order for more than 30 consecutive days. Mr. Valier Boivin was also a director of Pixman Média Nomade Inc. during the year it filed for bankruptcy on March 4, 2010 and, as a result, Pixman Média Nomade Inc. was subject to a cease trade order for more than 30 consecutive days;

To the knowledge of the Corporation, no proposed director has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Voting for election of directors is by individual voting and not by slate voting. You can vote your shares for the election of all of these nominees as directors of the Corporation; or you can vote for some of these nominees for election as directors and withhold your votes for others; or you can withhold all of the votes attaching to the shares you own and, thus, not vote for the election of any of these nominees as directors of the Corporation.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES AS DIRECTORS OF THE CORPORATION FOR THE ENSUING YEAR.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the election of the proposed nominees as directors of the Corporation for the ensuing year.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Corporation. The auditors will hold office until the next Annual Meeting of shareholders of the Corporation or until their successors are appointed. KPMG LLP, chartered accountants, have been acting as the Corporation’s auditors since September 25, 2006.

APPROVAL OF STOCK OPTION PLAN

The Corporation’s current 10% rolling stock option plan (the “Stock Option Plan”) governing the issuance of stock options was initially approved by the Board of Directors on October 8, 2008, amended as of April 29, 2009, and further amended as of March 21, 2011 and May 22, 2013. The full text of the Stock Option Plan will be available at the Meeting.

The policies of the TSX Venture Exchange (“TSXV”) require that rolling plans be approved by Shareholders on a yearly basis. Accordingly, Shareholders are being asked to pass an ordinary resolution to ratify and confirm the Stock Option Plan as adopted by the Board of Directors which permits the issuance of up to 10% of the issued and outstanding Class A Shares of the Corporation from time to time. To be effective, the resolution must be passed by a simple majority of the votes cast thereon by Shareholders present in person or by proxy at the Meeting. If the resolution to approve the Stock Option Plan is not approved by Shareholders of the Corporation, all unallocated stock options will be cancelled and the Corporation will not be permitted to make any further grants until shareholder approval is obtained. The following is the text of the ordinary resolution to be considered at the Meeting:

“WHEREAS the current 10% rolling stock option plan (the “Stock Option Plan”) of Acasti Pharma Inc. (the “Corporation”) was approved by the board of directors of the Corporation (the “Board of Directors”) on October 8, 2008, amended as of April 29, 2009, and further amended as of March 21, 2011 and May 22, 2013;

WHEREAS, pursuant to the rules and policies of the TSX Venture Exchange, the Stock Option Plan must be approved by shareholders on a yearly basis;

RESOLVED THAT:

1.
the Stock Option Plan of the Corporation, as adopted by the Board of Directors of the Corporation, be and is hereby approved and ratified, and the Corporation be and is hereby authorized to reserve for issuance pursuant to the Stock Option Plan up to 10% of the issued and outstanding Class A Shares of the Corporation from time to time;

2.
the Board of Directors be and is hereby authorized on behalf of the Corporation to make any amendments to the Stock Option Plan as may be required by regulatory authorities or otherwise made necessary by applicable legislation, without further approval of the shareholders of the Corporation, in order to ensure the adoption and efficient function of the Stock Option Plan; and

3.
any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the Stock Option Plan”

To be adopted, the resolution approving the Stock Option Plan (the “Stock Option Plan Resolution”) must be approved by at least a majority of the Shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE STOCK OPTION PLAN RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE STOCK OPTION PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Stock Option Plan Resolution.

OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

EXECUTIVE COMPENSATION

Director Compensation

For the financial year ended on February 28, 2014, Mr. Henri Harland (the Corporation’s President and CEO until April 28, 2014) did not receive any compensation by the Corporation in his capacity as director and was not considered by the Board as being “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). Dr. Harland Waksal (Vice-President, Business and Scientific Affairs at Acasti) was also not considered by the Board as being “independent”. On November 5, 2013, the Board of Director appointed Dr. Reed V. Tuckson as board member.

The compensation paid to the directors of the Corporation is a combination of meeting fees, annual compensation, stock options and warrant-based awards. In addition to acting as directors of the Corporation, Mr. Henri Harland, Dr. Ronald Denis, Mr. Valier Boivin, Dr. Waksal and Dr. Tuckson, also occupied the position of executive officer and/or director of Neptune and were remunerated by Neptune in those capacities. During the term expiring at the conclusion of the next annual meeting, the Corporation intends to appoint at least one additional member who is not a director of Neptune to its Board. For a description of the compensation paid to the directors of the Corporation who rendered services to Neptune or other subsidiaries of Neptune during the financial year ended February 28, 2014, we refer you to Neptune’s management proxy circular dated May 22, 2014 available on SEDAR at www.sedar.com.

Mr. Henri Harland only receives compensation from the Corporation in his capacity as President, Secretary and Chief Executive Officer of the Corporation. Accordingly, for all the information relating to Mr. Henri Harland’s compensation, please refer to the Named Executive Officer Section of this Circular.

Summary Compensation Table: Attendance Fees for Independent Directors

The total compensation and fees paid to the independent directors by the Corporation during the financial year ended on February 28, 2014 are set out in the following tables:

	Ronald Denis(1) ($)	Valier Boivin(2) ($)	Jean- Claude Debard ($)	Reed V. Tuckson(3) ($)
Annual fixed compensation(4)	10,000	10,000	10,000	10,000
Fee for Director, per Board meeting attended	1,000	1,000	1,000	1,000
Fee for Directors, per Board meeting attended by way of conference call	500	500	500	500
Fee for Member Committee, per Board Committee meeting attended	1000	1000	1000	1000
(1)	Chairman of the Board of Directors and of the Governance Committee of the Corporation.
(2)	Chairman of the Audit and Compensation Committee of the Corporation.
(3)	Dr. Tuckson was appointed on the Board of Directors of the Corporation on November 5, 2013.
(4)	Board members accepted a temporary 20% reduction of their annual fixed compensation from March 1, 2013 until November 30, 2013.

The total compensation paid to the directors by the Corporation during the financial year ended on February 28, 2014 is set out in the following table:

Name	Financial Year Ended February 28 / 29	Fees earned ($)	Share-Based Awards ($)(1)(2)	Option/ call – option / warrant-based awards(1)(2) ($)	All other compensation (3)(4) ($)	Total ($)
Ronald Denis(5)	2014 2013 2012	14,000 24,750 22,500	57,800 - -	91,546 60,493 62,760	- - -	163,346 85,243 85,260
Valier Boivin	2014	12,500	28,900	91,546	-	132,946
Jean- Claude Debard	2014	10,500	28,900	61,031	-	100,431
Reed V. Tuckson(6)	2014	3,500	-	25,989	-	29,489
(1)
The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(2)
For the period ended on February 28, 2014, the fair market value of the June 27, 2013 share-based awards is based on a fair value of $2.89 per restricted share unit (“RSU”). 20,000 RSU were granted to Dr. Denis and 10,000 RSU were granted respectively to Mr. Boivin and Mr. Debard.

For the period ended on February 28,2014, the fair market value of the June 21, 2013 Acasti call-option based awards granted by Neptune is based on a fair value of $1.22 per Acasti call-option granted  for Mr. Ronald Denis, Mr. Valier Boivin and Mr. Jean-Claude Debard.

For the period ended on February 28, 2014, the fair market value of the December 19, 2013 option-based award granted to Mr. Reed Tuckson is based on a fair value of $0.35 per option.

For the period ending February 28, 2013, the fair market value of the option-based awards is based on a fair value of $1.21 per option granted to all directors for the April 11, 2012 awards.

For the period ending on February 29, 2012, the fair market value of the option-based awards is based on a fair value of $0.84 per option granted to all directors for the June 16, 2011 awards.

(3)	The directors do not receive pension benefits, perquisites or other annual compensation.
(4)
The value of the perquisites and other personal benefits received by these directors did not total an aggregate value of $50,000 or more, and does not represent more than 10% of the compensation paid during 2014, 2013 or 2012.

(5)	Chairman of the Board.
(6)	Dr. Tuckson was appointed on the Board of Directors of the Corporation on November 5, 2013.

Outstanding Share-Based, Option-Based, and Warrant-Based Awards for Directors

The following tables provides information on the number and value of the outstanding share-based, option-based and warrant-based awards held by non-executive directors of the Corporation at the end of the financial year ended February 28, 2014.

Share-Based Awards

Non-Executive Directors’ Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (*)	Market or payout value of vested share-based awards that have not paid-out or distributed ($)
Ronald Denis	16,667	23,500	N/A
Valier Boivin	6,667	9,400	N/A
Jean-Claude Debard	6,667	9,400	N/A
Reed V. Tuckson	Nil	Nil	Nil

(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSXV of $1.41 on February 28, 2014.

 Option-Based Awards (1)

Name / Grant Date	Number of securities underlying unexercised options(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(*)
Ronald Denis
April 11, 2012	50,000	2.10	April 11, 2015	-
June 16, 2011	75,000	1.40	June 16, 2016	750
October 8, 2008	25,000	0.25	October 8, 2018	29,000
Jean-Claude Debard
July 14, 2009	25,000	0.25	July 14, 2019	29,000
Reed Tuckson
December 19, 2013	75,000	2.10	December 19, 2016	-

(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSXV of $1.41 on February 28, 2014.
(1)
On June 21, 2013, Neptune granted call-option based awards to independent directors of the Corporation, namely, Dr. Denis, Mr. Debard and Mr. Boivin. Dr. Denis and Mr. Boivin were each granted call-options for 75,000 Class A Shares of the Corporation and Mr. Debard was granted call-options for 50,000 Class A Shares of the Corporation, such call-options having a call-option exercise price of $3.00 and a call option expiration date of June 21, 2017. For additional information, please refer to the “Outstanding Share-Based, Option-Based, Call-Option-Based, and Warrant-Based Awards for Directors – Call-Option Based Awards” section in the management information circular of Neptune dated May 22, 2014 which can be found on SEDAR at www.sedar.com.

 Warrant-Based Awards

The non-executive directors of the Corporation did not have any warrant-based awards issued to them by the Corporation during the financial year ended February 28, 2014 and did not hold any warrant-based awards at the end of the financial year ended February 28, 2014.

The Corporation’s share-based, option-based and call-option-based awards were respectively awarded or transferred to the directors of the Corporation as compensation for additional responsibilities and workload attributable to the position they held in the Corporation.

 Share-based, Option-based, Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014

The following table sets out the value of share-based awards and the value of option-based and warrant-based awards of the Corporation held by non-executive directors of the Corporation that vested during the financial year ended on February 28, 2014:

Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)	Option-based and Warrant- based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)
Ronald Denis	10,467	30,875
Valier Boivin	5,233	-
Jean-Claude Debard	5,233	-
Reed V. Tuckson	-	-

Compensation of Named Executive Officers

During the financial year ended February 28, 2014, the Corporation had five Named Executive Officers of the Corporation, being, Henri Harland, the Corporation’s past President, Secretary and Chief Executive Officer (“CEO”), Tina Sampalis, Chief Global Strategy Officer, Xavier Harland, Chief Financial Officer (“CFO”), Pierre Lemieux, Chief Operating Officer and Harlan Waksal, Executive Vice-President, Business and Scientific Affairs. Mr. Harland resigned as President, Secretary and Chief Executive Officer of the Corporation on April 28, 2013.

“Named Executive Officer” (or “NEO”) means: (a) a CEO, (b) a CFO, (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and (d) each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

 Compensation Oversight, Governance and Risk Management

The Corporation’s executive compensation program is administered by the Compensation Committee of the Board. During the year ended February 28, 2014, the Compensation Committee was comprised of three members; Mr. Valier Boivin, Chairman of the Committee, Dr. Ronald Denis and Mr. Jean-Claude Debard. All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation’s sector provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metric for measuring success. All Compensation Committee members are independent.

The Compensation Committee’s mandate includes reviewing and making recommendations to the Board in respect of compensation matters relating to the NEOs which are identified in the “Summary Compensation Table – Named Executive Officers” below. As well, the Compensation Committee determined the general compensation structure, policies and programs of the Corporation, including the extent and level of participation in incentive programs in conjunction with the Board. The Compensation Committee also reviews the adequacy and form of the compensation of directors to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Corporation performance relative to objectives set. The Compensation Committee meets at least annually. The Compensation Committee also meets at other times during the year as necessary, such as when a component of the Corporation’s overall compensation package, including the Stock Option Plan (as described below under “Stock Option Plan”), is being amended or reviewed.

Risk management is a primary consideration of the Compensation Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made until performance goals have been met.

The Corporation’s directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

 Compensation Discussion & Analysis

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation by providing compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options. The Compensation Committee considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include long-term interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation, individual performance and contribution towards meeting corporate objectives, responsibilities, length of service and levels of compensation provided by industry competitors.

Executive compensation is based on payment in connection with the responsibilities and duties held within the Corporation, as well as for performance of the NEOs and the desire to remain competitive with other firms of comparable size in similar fields. Compensation of executive officers is comprised of a base salary and variable components in the form of an annual bonus opportunity, stock options and warrants. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the achievement of certain objectives set by the Board, generally based on actual versus budgeted results. Generally, new stock option grants and new warrants do not take into account the number of outstanding options and warrants.

The accountability for decisions on executive compensation is clearly within the mandate of the Compensation Committee, but management has a key role in helping support the Compensation Committee in fulfilling its obligations. For example, the CEO and other senior executives make recommendations to the Compensation Committee regarding executive officer base salary adjustments, stock option grants and bonus awards. The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board. The CEO does not make a recommendation to the Compensation Committee with respect to his own compensation package. The CEO’s salary is based on comparable market considerations and the Compensation Committee’s assessment of his performance, with regards to the Corporation’s financial performance and progress in achieving strategic goals.

The Compensation Committee is satisfied that the Corporation’s compensation structure appropriately takes into account the factors relevant to the industry, the Corporation’s performance within that industry, and the individual contributions to the Corporation’s performance made by its NEOs.

 Compensation Elements

Compensation of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the compensation awarded during the financial year ended February 28, 2014, the four following components were examined:

(i)	base salary;
(ii)	cash bonuses;
(iii)	share-based executive compensation;
(iv)	grant of stock options by the Corporation;
(v)	other elements of compensation, consisting of benefits.

 Base Salary

The base salary of the Corporation’s Named Executive Officers is determined by the Board of Directors upon recommendation made by the Compensation Committee. Executive compensation is generally based on the basis of payment for performance and in order to remain competitive with other firms of comparable size in similar fields.

 Cash Bonuses

The Corporation may award cash bonuses to executive officers and employees of the Corporation from time to time. The amount of the bonus that each individual may be eligible for is set in relation to a formula based on specific criteria, such as the Corporation’s performance (i.e., sales, profits, budgets, etc.), the individual’s performance (business development, individual objectives, etc.) and the overall stock market performance of the Corporation. The payment of bonuses is subject to the final approval of the Board and the board has the discretion to amend or veto bonuses in its sole discretion. For the year ended February 28, 2014, no cash bonuses were awarded by the Corporation to executive officers or employees.

 Share Based Executive Compensation

The grant of restricted share units, stock options by the Corporation and/or the transfer of warrants to Named Executive Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Corporation’s executives as well as aligning the interests of the Corporation’s executives with that of its shareholders.

On May 22, 2013, the Equity Incentive Plan was adopted by the Board of Directors in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Corporation’s Equity Incentive Plan was approved by the shareholders of the Corporation at its 2013 shareholders’ meeting held on June 27, 2013. For more a more detailed description of the Corporation’s Equity Incentive Plan, please see below.

Stock Options

The stock option component of an NEO’s compensation, which includes a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Corporation. For more a more detailed description of the Corporation’s Stock Option Plan, please see below.

The Compensation Committee has authority to retain the services of independent compensation consultants to advise its members on executive compensation and related matters, and to determine the fees and the terms and conditions of the engagement of such consultants. In March 2014, the Compensation Committee retained the services of Hexarem Inc. (“Hexarem”) to review the Corporation’s executive compensation programs, including base salary, short-term incentives, equity-based incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of peer groups of similar and larger size, as measured by market capitalization, biotechnology and pharmaceutical companies listed or headquartered in North America. All of the services provided by Hexarem were provided to the Compensation Committee. The Compensation Committee has assessed the independence of Hexarem and concluded that its engagement of Hexarem does not raise any conflict of interest with the Corporation or any of the Corporation’s directors or executive officers.

Summary Compensation Table – Named Executive Officers

The following Summary Compensation Table sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 28, 2014 and allocated to the Corporation. For a description of the compensation of the Named Executives Officers that includes compensation for their roles with Neptune and NeuroBiopharm Inc., refer to the information relating thereto in the management information circular of Neptune dated May 22, 2014 which can be found on SEDAR at www.sedar.com.

Name and Principal Position	Year ended February 28/29	Salary ($)	Share-Based Awards(1)(2) ($)	Option- based/Warrant- based awards(1)(2) ($)	Annual incentive plans ($)(3)	All other compensation ($)(4)(5)	Total compensation ($)
Henri Harland(6) President, Secretary and Chief Executive Officer	2014 2013 2012	128,712 106,402 115,000	492,180 - -	119,487 368,659 251,040	- - 11,500	- - -	740,379 475,061 377,540
Xavier Harland Chief Financial Officer	2014 2013 2012	115,693 118,038 112,500	345,000 - -	85,421 191,073 146,040	- - 39,375	- - -	546,114 309,111 297,915
Pierre Lemieux Chief Operating Officer	2014 2013 2012	170,308 190,769 139,408	207,000 - -	102,505 167,956 146,046	- - 8,000	- - -	479,813 358,725 285,454
Tina Sampalis Chief Global Strategy Officer	2014 2013 2012	56,000 194,205 205,625	31,550 - -	14,425 167,956 182,558	- - 28,000	- - -	101,975 362,161 416,183
Harlan Waksal Executive Vice-President, Business and Scientific Affairs	2014 2013 2012	70,500(7) 60,000 25,000	965,400 - -	183,581 246,533 256,149	- - -	- - -	1,219,481 306,533 281,149
(1)
The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(2)	For the period ended on February 28, 2014, the fair market value of the June 27, 2013 Acasti share-based awards is based on a fair value of $2.89 per restricted share unit (“RSU”) granted to all NEOs.

For the period ended on February 28, 2014, the fair market value of the June 21, 2013 Acasti call-option based awards granted by Neptune is based on a fair value of $1.14 per Acasti call-option granted to Mr. Pierre Lemieux and Mr. Xavier Harland, $1.22 per Acasti call-option granted to Mr. Henri Harland and Mr. Harlan Waksal, and $1.43 per Acasti call-option granted to Ms. Tina Sampalis.

For the period ending on February 28, 2013, the fair market value of the April 11, 2012 option-based awards is based on a fair value of $1.12 per option granted to Mrs. Tina Sampalis and Mr. Pierre Lemieux, $0.96 per option granted to Mr. Xavier Harland and $1.23 per option granted to Messrs. Henri Harland and Harlan Waksal.

For the period ending on February 29, 2012, (i) the fair market value of the June 16, 2011 option-based awards is based on a fair value of $0.73 per option granted to Mrs. Tina Sampalis, Mr. Pierre Lemieux and Mr. Xavier Harland, $0.84 per option granted to Mr. Henri Harland and $0.86 per option granted to Mr. Harlan Waksal; (ii) the fair market value of the May 21, 2011 warrant-based awards is based on a fair value of $0.51 per warrant transferred to Mr. Harlan Waksal.

(3)	For the period ended on February 29, 2012, the bonuses presented are calculated on the basis of what was payable as of their respective year end.
(4)	The NEOs do not receive pension benefits, perquisites or other annual compensation.
(5)
The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary in 2014, 2013 or 2012.

(6)	Mr. Harland resigned as President, Secretary and Chief Executive Officer of the Corporation on April 28, 2014.
(7)
This amount includes the annual fixed compensation and the fees per meeting earned by Dr. Waksal for his duties as board member performed for the Corporation for the period ending on February 28, 2014.

 Stock Options and Warrants

The grant of stock options by Acasti and/or the transfer of Acasti warrants held by Neptune to the Named Executives Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Named Executive Officers as well as aligning the interests of the Corporation’s executives with those of its shareholders.

The stock option component of an NEO’s compensation, which includes a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Corporation.

The Corporation’s Compensation Committee is responsible for overseeing and managing the Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

The grant of options and/or warrants is part of the long-term incentive component of executive and director compensations and an essential part of compensation. Designated senior executives and directors may participate in the stock option plan, which is designed to encourage optionees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards are made by the Board of Directors, after recommendation by the Compensation Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. Previous awards may sometimes be taken into account when new awards are considered. The terms of the plan are described below under the heading “Stock Option Plan” of this Circular.

 Stock Option Plan

The Corporation’s Stock Option Plan was adopted by the Board of Directors on October 8, 2008, amended as of April 29, 2009, and further amended as of March 21, 2011 and May 22, 2013.

The Stock Option Plan was adopted to ensure that the Corporation and its shareholders benefit from incentive participation through the holding of Common Shares by directors, officers, employees and consultants of the Corporation, as designated by the Board of Directors.

On May 22, 2013, the Board approved an amendment to the Stock Option Plan in order to comply with the revised regulations of the TSX Venture Exchange governing stock option plans. This amendment was approved by the shareholders of the Corporation at its 2013 shareholders’ meeting held on June 27, 2013.

The Stock Option Plan is administered by the Board of Directors, which will determine, inter alia, the number of Common Shares covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the Stock Option Plan. The Corporation’s Compensation Committee is responsible for overseeing and managing the Stock Option Plan. All grants of options to executives are approved by the Board of Directors.

Options for Common Shares of the Corporation representing, from time to time, up to 10% of the issued Common Shares of the Corporation then outstanding may be granted by the Board of Directors pursuant to the Stock Option Plan.

The number of options granted to a consultant or to a person the services of whom are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the outstanding and issued shares of the Corporation. In addition, the Stock Option Plan, together with any other plan that may be established by the Corporation or any options already granted by the Corporation will not (unless the requisite shareholder approval is obtained under applicable securities legislation) result in either (i) the number of securities (calculated on a fully diluted basis) reserved for issuance under options being granted to (A) related persons, in excess of 10% of the outstanding securities of the Corporation; or (B) a related person and the associates of the related person, in excess of 5% of the outstanding securities of the Corporation, or (ii) the number of securities, calculated on a fully diluted basis, issued within a period of 12 months to (A) related persons, in excess of 10% of the outstanding securities of the Corporation, or (B) an insider, in excess of 5% of the outstanding securities of the Corporation.

The options are non-transferable and may be exercised during the period determined by the Board of Directors, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options will lapse upon termination of employment or the end of the business relationship with the Corporation or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director’s term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSXV if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the Board of Directors has the right to amend or terminate the Stock Option Plan. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.

Pursuant to the rules of the TSXV, the Stock Option Plan must be approved each year by the shareholders of the Corporation at its annual meeting.

Equity Incentive Plan

The following is a summary of important provisions of the equity incentive plan of Acasti (the “Equity Incentive Plan”). It is not a comprehensive discussion of all of the terms and conditions of the Equity Incentive Plan. Readers are advised to review the full text of the Equity Incentive Plan to fully understand all terms and conditions of the Equity Incentive Plan. A copy of the Equity Incentive Plan can be obtained by contacting Acasti’s Corporate Secretary.

On May 22, 2013, the Equity Incentive Plan was adopted by the Board in order to, amongst other things, provide Acasti with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of Acasti. The adoption of the Equity Incentive Plan was approved by the shareholders of Acasti at its 2013 shareholders’ meeting held on June 27, 2013.

Eligible Persons may participate in the Equity Incentive Plan. “Eligible Persons” under the Equity Incentive Plan consist of any director, officer, employee or consultant (as defined in the Equity Incentive Plan) of Acasti or of a subsidiary. A participant (“Participant”) is an Eligible Person to whom an award has been granted under the Equity Incentive Plan. The Equity Incentive Plan provides Acasti with the option to grant to Eligible Participants Bonus Shares, Restricted Shares, Restricted Share Units, Performance Share Units, Deferred Share Units and other Stock-Based Awards.

Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

If, and for so long as the Common Shares are listed on the TSXV, no more than 5% of the issued and outstanding Common Shares may be granted to any one individual Participant in any 12 month period (unless Acasti has obtained disinterested approval for such grant) and no more than 2% of the issued and outstanding Common Shares may be granted to any one consultant or employee conducting investor relations activities in any 12 month period.

If, and for so long as the Common Shares are listed on the TSX, the number of Common Shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12 month period, pursuant to the Equity Incentive Plan, or when combined with all of Acasti’s other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares on a non-diluted basis.

The Board shall have the right to determine that any unvested or unearned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards or Restricted Shares subject to a Restricted Period outstanding immediately prior to the occurrence of a change in control shall become fully vested or earned or free of restriction upon the occurrence of such change in control. The Board may also determine that any vested or earned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards shall be cashed out at the market price as of the date such change in control is deemed to have occurred, or as of such other date as the Board may determine prior to the change in control. Further, the Board shall have the right to provide for the conversion or exchange of any Restricted Share Unit, Deferred Share Unit, Performance Share Unit or Other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the change in control.

The Equity Incentive Plan is administered by the board Acasti and the board has sole and complete authority, in its discretion, to determine the type of awards under the Equity Incentive Plan relating to the issuance of common shares (including any combination of Bonus Shares, Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or Other Share-Based Awards) in such amounts, to such persons and under such terms and conditions as the board may determine, in accordance with the provisions of the Equity Incentive Plan.

 Outstanding Share-Based, Option-Based and Warrant-Based Awards

The following tables provide information on the number and value of the outstanding share-based, option-based and warrant-based awards held by Named Executive Officer at the end of the financial year ended February 28, 2014.

Share-Based Awards

Named Executive Officers	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($) (*)	Market or payout value of vested share-based awards that have not paid-out or distributed ($)
Henri Harland(1) President, Secretary and Chief Executive Officer	194,167	273,775	N/A
Tina Sampalis Chief Global Strategy Officer	22,500	31,725	N/A
Xavier Harland Chief Financial Officer	75,000	105,750	N/A
Pierre Lemieux Chief Operating Officer	37,500	52,875	N/A
Harlan Waksal Executive Vice-President, Business & Scientific Affairs	119,167	168,025	N/A
(*)  Calculation is based on the trading price, at closing, of Acasti’s shares on the TSXV of $1.41 on February 28, 2014.
(1)  Mr. Harland resigned as President and Chief Executive Officer of the Corporation on April 28, 2014.

 Option-Based Awards

Name / Grant Date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options* ($)
Henri Harland(1) President, Secretary and Chief Executive Officer
April 11, 2012	300,000	2.10	April 11, 2017
June 16, 2011	300,000	1.40	June 16, 2016	3,000
October 8, 2008	200,000	0.25	October 8, 2018	232,000
Tina Sampalis Chief Global Strategy Officer
April 11, 2012	150,000	2.10	April 11, 2017
June 16, 2011	250,000	1.40	June 16, 2016	2,500
October 8, 2008	200,000	0.25	October 8, 2018	232,000
Xavier Harland Chief Financial Officer
April 11, 2012	200,000	2.10	April 11, 2017
June 16, 2011	200,000	1.40	June 16, 2016	2,000
October 8, 2008	50,000	0.25	October 8, 2018	58,000
Pierre Lemieux Chief Operating Officer
April 11, 2012	150,000	2.10	April 11, 2017
June 16, 2011	200,000	1.40	June 16, 2016	2,000
Harlan Waksal Executive Vice-President, Business & Scientific Affairs
April 11, 2012	200,000	2.10	April 11, 2017
June 16, 2011	200,000	1.40	June 16, 2016	2,000
(*)  Calculation is based on the trading price, at closing, of Acasti’s shares on the TSXV of $1.41 on February 28, 2014.
(1)  Mr. Harland resigned as President and Chief Executive Officer of the Corporation on April 28, 2014.

 Share-based, Option-based, and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014

The following table sets out the value of share-based awards and the value of option-based and warrant-based awards of the Corporation held by the NEOs of the Corporation that vested during the financial year ended on February 28, 2014:

Name	Share-based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)	Option-based and Warrant- based Awards of the Corporation – value vested during the financial year ended on February 28, 2014 ($)
Henri Harland(1)	103,358	117,875
Tina Sampalis	3,925	86,700
Xavier Harland	39,250	93,500
Pierre Lemieux	19,625	71,700
Harlan Waksal	64,108	381,238
(1) Mr. Harland resigned as President and Chief Executive Officer of the Corporation on April 28, 2014.

 Other Forms of Compensation

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance, the cost of which is paid by Neptune. These benefits are designed to be competitive overall with equivalent positions in comparable organizations.

 Performance Graph

On February 28, 2014, the closing price of the Common Shares of the Corporation on the TSXV was $1.41 per share. The following graph shows the cumulative return in dollars of a $100 investment in common shares of the Corporation, as of March 31st, 2011 on the TSXV, compared with the total return of the S&P TSX Composite Index for the period shown on this graph.

Note: The Corporation’s shares were listed on the TSXV for the first time on March 31, 2011 (CA: APO).

Return on a $100 investement from March 31, 2011 to February 28, 2014
$700.00
$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$-
28-Feb-11
29-Feb-12
28-Feb-13
28-Feb-14
APO
S&P TSX Composite

The Compensation Committee considers a number of factors and performance elements when determining compensation for the members of the executive management. Although total cumulative shareholder return is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations. As a result, a direct correlation between total cumulative shareholder return over a given period and executive compensation levels is not anticipated.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as at February 28, 2014 the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. The number of shares which appears at in the line “Share-based compensation plan” refers to the Corporation’s Stock Option Plan and Equity Incentive Plan.

Plan Category	(A) Number of securities to be issued upon the exercise of outstanding options and rights		(B) Weighted average exercise price of outstanding options and rights ($)	(C) Numbers of Shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Common Shares)
Equity compensation plans approved by security holders,	Stock Option Plan(1)	4,911,000	1.57	5,675,217
	Equity Incentive Plan(2)	775,001	N/A	769,282
Equity compensation plans not approved by security holders	N/A		N/A	N/A
Total	5,686,001		N/A	5,675,217 (3)
(1) Please refer to Section “Stock Option Plan” on page 15 of this Circular for a description of the principal terms of the Stock Option Plan.
(2) Please refer to Section “Equity Incentive Plan” on page 16 of this Circular for a description of the principal terms of the Equity Incentive Plan.
(3) Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which Acasti is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that (A) if, and for so long as the Common Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Common Shares, which number shall include Common Shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the TSX, shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

The Stock Option Plan of the Corporation is a rolling stock option plan within the meaning of the Policy 4.4 of the TSX Venture Exchange Corporate Finance Manual which permits the issuance of up to 10% of the issued and outstanding Common Shares of the Corporation from time to time. The number of Shares reserved for issuance and which will be available for issuance pursuant to awards granted under the Equity Incentive Plan is equal to a number that, if, and for so long as the Shares are listed on the TSXV, shall not exceed either (i) 1,829,282 Common Shares, and (ii) 10% of the issued and outstanding Shares, which number shall include Shares issuable pursuant to the Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was within the thirty days prior to the date of this Circular, a director, executive officer, employee or any former director, executive officer or employee of the Corporation or a subsidiary thereof, and furthermore, no person who is a nominee for election as a director of the Corporation, and no associate of such persons is, or was as of May 22, 2014, indebted to the Corporation or a subsidiary of the Corporation or indebted to any other entity where such indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

DIRECTOR AND OFFICER LIABILITY INSURANCE

The Corporation has liability insurance coverage through its parent corporation, Neptune. Neptune has subscribed to liability insurance for its directors and officers covering their liability which may be incurred in connection with their functions, subject to the relevant provisions of the Business Corporations Act (Québec). The total insurance coverage is of $10,000,000 per insurable period. Each claim is subject to a $50,000 deductible per event for Neptune’s directors and officers as a whole. The premium paid by Neptune for the current year of coverage is $115,000.

TERMINATION AND CHANGE OF CONTROL BENEFITS

On March 1, 2013, Neptune and Mr. Henri Harland entered into a three (3) year executive employment agreement (the “Employment Agreement”), subject to automatic renewal, providing that Mr. Harland shall perform the functions of President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. The agreement was further amended on June 21, 2013. The agreement provides termination and change of control provisions which are summarized as follows.

The Employment Agreement provides that it can be terminated: (i) automatically upon death of the employee, in which case Neptune will award, to the estate of the deceased, compensation equal to half of the highest annual employment income (as defined in the Employment Agreement) (“Annual Income”) earned in the previous three years; (ii) by written consent of the parties, in which case Neptune shall pay the employee, in one lump sum payment, a minimum amount equal to the highest Annual Income earned in the previous three years; (iii) by the employee at any time and for any reason, upon prior written notice of two (2) months, in which case Neptune shall pay the employee an amount agreed upon by mutual consent, but at least equal to the highest Annual Income earned in the previous three years, and in addition, Neptune shall grant in the favour of the employee 250,000 shares of each of Neptune, Acasti and NeuroBioPharm as well as two blocks of 500,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm, each with an expiration date of five (5) years from the date of grant, each block of 500,000 call options shall be exercisable at the market price at the date of grant or the date of termination, the whole as recognition for years of service, but should the Employment Agreement be terminated by Neptune, for any other reason than for cause, Neptune shall pay twice the amount and grants contemplated hereof; (iii) by Neptune, if the employee breaches the agreement and there is a just cause to terminate the agreement, without notice or indemnity to the employee.

The employee may, within one hundred twenty (120) days of the occurrence of “fundamental change” as defined in the Employment Agreement (which includes a reduction of salary or of the responsibilities or functions of the employee, the sale or exchange of all or substantially all of the assets of Neptune outside of the ordinary course of business or a change of control of Neptune), voluntarily terminate his employment by giving Neptune thirty (30) days written notice of termination. In this case, the employee will be entitled to the same compensation and conditions as for a termination of the Employment Agreement by Neptune for any reason other than just cause, as described above.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “Informed Person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, other than Neptune with respect to the Prepayment Agreement described herein, no informed person of the Corporation, and no associate or affiliate of those foregoing Informed Persons, at any time since the beginning of its last completed financial year, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year, or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting, including (i) reviewing the Corporation’s procedures for internal control with the Corporation’s auditor and Chief Financial Officer; (ii) reviewing and approving the engagement of the auditor; (iii) reviewing annual and quarterly financial statements and all other material continuous disclosure documents, including the Corporation’s annual information form and management’s discussion and analysis; (iv) assessing the Corporation’s financial and accounting personnel; (v) assessing the Corporation’s accounting policies; (vi) reviewing the Corporation’s risk management procedures; and (vii) reviewing any significant transactions outside the Corporation’s ordinary course of business and any pending litigation involving the Corporation.

The Audit Committee has direct communication channels with Neptune’s Chief Financial Officer and the external auditor of Neptune to discuss and review such issues as the Audit Committee may deem appropriate.

The Audit Committee is comprised of Mr. Valier Boivin, who acts as Chair of the Committee, Dr. Ronald Denis and Mr. Jean-Claude Debard. Each of these individuals is “financially literate” and “independent” within the meaning of NI 52-110. Mr. Debard is not a nominee for election as a director for the ensuing year. For more information on the expertise and experience of each member, please refer to the “Report on the Audit Committee” section of the Corporation’s annual information form.

CORPORATE GOVERNANCE

Independent directors

The Board of Directors considers that Dr. Ronald Denis, Mr. Valier Boivin, Mr. Jean-Claude Debard and Dr. Tuckson are “independent” within the meaning of NI 52-110, as it applies to the Board of Directors. The Board also considers that Mr. Wenker, Mr. Fitzgibbon and Mr. Montgomery, all nominees for election as directors, are “independent” within the meaning of NI 52-110, as it applies to the Board of Directors. Mr. Debard is not a nominee for election as a director for the ensuing year.

Directors who are not independent

The Board of Directors considers that Mr. Henri Harland and Dr. Harlan Waksal are not “independent” within the meaning of NI 52-110, as it applies to the Board of Directors in that Mr. Henri Harland and Dr. Harlan Waksal are or were executive officers and employees of either the Corporation or its parent, Neptune. Mr. Harland is not a nominee for election as a director for the ensuing year.

Majority of directors are independent

The Board of Directors considers that four of the six members of the Board are independent within the meaning of NI 52-110, as it applies to the Board of Directors. Accordingly, a majority of the directors of the Board are independent. Upon the election of the proposed directors, six of the seven members of the Board for the ensuing year will be independent within the meaning of NI 52-110, as it applies to the Board of Directors.

Mr. Harland, Dr. Denis, Mr. Boivin, Dr. Waksal and Dr. Tuckson serve on the Board of Directors of Neptune. The Corporation intends to appoint at least one additional “independent” member to its Board, which additional director would not be a director of Neptune.

Mr. Debard, Mr. Harland, Dr. Denis and Mr. Boivin also serve on the Board of Directors of NeuroBioPharm. Mr. Harland and Mr. Debard are not nominees for election as a director for the ensuing year.

Independent directors do not regularly scheduled closed meetings

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Audit Committee, composed of all the independent directors, hold such meetings.

Attendance record of directors for Board meetings

During the financial year ended February 28, 2014, the Board of Directors held five meetings. Attendance of directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance in Person	Telephone Meeting Attendance
Ronald Denis	4/5	1/5
Henri Harland	5/5	-
Valier Boivin	3/3	-
Jean-Claude Debard	-	4/5
Harlan Waksal	3/5	-
Reed Tuckson (1)	1/1	-

(1)	Dr. Tuckson was appointed on the Board of Directors of the Corporation on November 5, 2013.

Chairman of the Board

Dr. Ronald Denis, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors’ practices.

Board Mandate

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

How the Board delineates the role and responsibilities of the chair and the chair of each Board committee

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

How the Board delineates the role and responsibilities of the CEO

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer's objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer's presentation of the Corporation’s annual plan. These objectives include a general mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer's objectives for the Corporation on an annual basis.

Measures the Board takes to orient new directors

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation's business.

Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated / updated on a particular topic.

Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Corporation’s web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

Steps the Board takes to ensure directors exercise independent judgement

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Québec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Québec) (R.S.Q. S-31.1), a director of the Corporation must immediately disclose to the Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested director recuses himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

Nomination of Directors

The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board; the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Corporation and its shareholders. The Corporation researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of serving directors whose term is expiring, the Corporation will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Corporation during his term.

The Corporation may use various sources in order to identify the candidates for the Board of Directors, including its own contacts and the references of other directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources. In making recommendations as to nominee directors at the annual shareholders’ meeting, the Corporation will consider all such written recommendation made by shareholders received by the Corporation secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders. The recommendations must be mailed to the Corporation and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the shareholders, for the annual meeting of the Corporation.

The Board of Directors does not have a nominating committee.

Compensation

The Compensation Committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of compensation granted to the directors. The Compensation Committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining compensation.

With respect to the compensation of the Corporation’s officers, see “Executive Compensation” above.

The Compensation Committee is only composed of independent members within the meaning of NI 52-110, namely Dr. Ronald Denis, Mr. Valier Boivin and Mr. Jean-Claude Debard. Mr. Debard is not a nominee for election as a director for the ensuing year.

Other Board Committees

Other than the Audit Committee and the Compensation Committee, the Corporation also has a Corporate Governance Committee. The mandate of the Corporate Governance Committee consists of the evaluation of the proposed nominations to the Corporation’s Board, recommending for Board approval, if appropriate, revisions to our corporate governance practices and procedures, developing new charters for any new committees established by the Board, monitoring relationships and communication between management and the Board, monitoring emerging best practices in corporate governance and oversight of governance matters and assessing the Board, its committees and directors.

The Corporate Governance Committee is currently composed of four members: Mr. Henri Harland, Dr. Ronald Denis, Mr. Jean-Claude Debard and Dr. Harlan Waksal, of which, two members, Mr. Henri Harland and Dr. Harlan Waksal, are not considered independent. Mr. Harland is not a nominee for election as a director for the ensuing year.

Assessments

The Board of Directors, its committees and each director of the Corporation are subject to regular evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by directors at the beginning and during meetings of the Board of Directors and of each of its committees. Among other things, these adjustments deal with the level of preparation of directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to directors for discussion and debate of items on the agenda.

MANAGEMENT CONTRACTS

None of the management functions of the Corporation or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Corporation or its subsidiaries.

RESTRICTED SECURITIES

No action to be taken as set out herein involves a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities or creating new restricted securities.

PENSION BENEFIT PLANS

The Corporation has no pension benefit plans.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly financial statements, annual and quarterly Management Discussion and Analysis, Annual Information Form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Corporation’s annual report, financial statements and management proxy circular, all as filed on SEDAR, may be obtained from the Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

AUTHORIZATION

The Board has approved the contents and the mailing of this Circular.

DATED at Laval, Québec, as of May 22, 2014

By order of the Board of Directors of the Corporation

/s/ Ronald Denis
_____________________________________
Dr. Ronald Denis
Chairman of the Board